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                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                            Corporate Disclosure
                                                               December 22, 2003

                          CURRENCY & INTEREST RATE SWAP

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
1. Transaction                                                                 Currency/Interest Rate Swap (KRW/USD Swap)
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2. Swap amount (a+b) (KRW)                                                                                            75,047,915,250
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    a. Amount of Purchase (KRW)                                                                                       75,047,915,250
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    b. Amount of Sale (KRW)                                                                                                        -
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 - Ratio to Total Assets (%)                                                                                                    2.08
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3. Date of Incurrence                                                                       December 19, 2003
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4. Total Assets at the End of Preceding Business Year (KRW)                                                        3,601,570,278,436
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5. Others                                                            - Hanaro entered into a currency swap contract under which
                                                                     Hanaro exchanged KRW75,047,915,250 for US$63,065,475.
                                                                     - Hanaro also entered into an interest rate swap contract
                                                                    under which Hanaro agreed to pay a 7.72% fixed rate on the notional principal and receive 3 month LIBOR + spread of 3.25%.
                                                                     - The spread may change upon the change in the Company's credit rating.
                                                                     - The preceding business year hereto means fiscal year 2002.

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